FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 November, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2022

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended September 30,		Nine-month period ended September 30,
		2022	2021	2022	2021
	Notes	(Unaudited)		(Unaudited)
Net sales	3	2,974,801	1,753,743	8,142,316	4,464,043
Cost of sales	4	(1,766,486)	(1,214,451)	(5,023,770)	(3,211,232)
Gross profit		1,208,315	539,292	3,118,546	1,252,811
Selling, general and administrative expenses	5	(403,435)	(316,708)	(1,180,097)	(868,519)
Other operating income (expense), net	6	(1,755)	8,325	11,775	49,902
Operating income		803,125	230,909	1,950,224	434,194
Finance Income	7	26,998	4,988	42,264	32,203
Finance Cost	7	(17,741)	(6,320)	(25,703)	(16,826)
Other financial results	7	(38,368)	1,024	(58,247)	5,704
Income before equity in earnings of non-consolidated companies and income tax		774,014	230,601	1,908,538	455,275
Equity in earnings of non-consolidated companies	15	5,295	154,139	196,001	379,109
Income before income tax		779,309	384,740	2,104,539	834,384
Income tax		(171,239)	(58,505)	(359,010)	(117,202)
Income for the period		608,070	326,235	1,745,529	717,182

Attributable to:
Shareholders' equity		606,470	329,871	1,745,962	730,157
Non-controlling interests		1,600	(3,636)	(433)	(12,975)
		608,070	326,235	1,745,529	717,182
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.51	0.28	1.48	0.62
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.03	0.56	2.96	1.24

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

1

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Income for the period	608,070	326,235	1,745,529	717,182
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(51,983)	(41,178)	(98,996)	(58,712)
Reclassification of currency translation adjustment reserve (*)	-	-	(71,252)	-
Change in value of cash flow hedges and instruments at fair value	8,069	4,411	749	4,967
Income tax relating to components of other comprehensive income	-	(503)	-	(2,915)
From participation in non-consolidated companies:
- Currency translation adjustment	(7,308)	(14,290)	1,173	(6,486)
- Changes in the fair value of derivatives held as cash flow hedges and others	(246)	490	(2,341)	(186)
	(51,468)	(51,070)	(170,667)	(63,332)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	-	-	(301)	893
Income tax on items that will not be reclassified	-	28	(140)	(1,700)
Remeasurements of post employment benefit obligations of non-consolidated companies	(308)	(242)	(820)	2,739
	(308)	(214)	(1,261)	1,932
Other comprehensive (loss) for the period	(51,776)	(51,284)	(171,928)	(61,400)
Total comprehensive income for the period	556,294	274,951	1,573,601	655,782

Attributable to:
Shareholders' equity	555,210	278,258	1,574,892	665,867
Non-controlling interests	1,084	(3,307)	(1,291)	(10,085)
	556,294	274,951	1,573,601	655,782

(*) As result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders has been reclassified with impact in the income statement. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

2

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At September 30, 2022		At December 31, 2021
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	5,640,329		5,824,801
Intangible assets, net	10	1,347,892		1,372,176
Right-of-use assets, net	11	112,342		108,738
Investments in non-consolidated companies	15	1,536,439		1,383,774
Other investments NC	12	150,489		320,254
Derivative financial instruments NCA	13	-		7,080
Deferred tax assets		264,843		245,547
Receivables, net		220,312	9,272,646	205,888	9,468,258
Current assets
Inventories, net		3,679,135		2,672,593
Receivables and prepayments, net		208,287		96,276
Current tax assets		212,093		193,021
Trade receivables, net		2,013,660		1,299,072
Derivative financial instruments CA	13	46,178		4,235
Other investments C	12	434,566		397,849
Cash and cash equivalents	12	994,854	7,588,773	318,127	4,981,173
Total assets			16,861,419		14,449,431
EQUITY
Shareholders' equity			13,204,886		11,960,578
Non-controlling interests			129,895		145,124
Total equity			13,334,781		12,105,702
LIABILITIES
Non-current liabilities
Borrowings		47,164		111,432
Lease liabilities	11	84,922		82,694
Deferred tax liabilities		284,549		274,721
Other liabilities		235,309		231,681
Provisions		91,318	743,262	83,556	784,084
Current liabilities
Borrowings		827,962		219,501
Lease liabilities	11	31,127		34,591
Derivative financial instruments CL	13	11,778		11,328
Current tax liabilities		288,208		143,486
Other liabilities		277,812		203,725
Provisions		10,829		9,322
Customer advances		324,623		92,436
Trade payables		1,011,037	2,783,376	845,256	1,559,645
Total liabilities			3,526,638		2,343,729
Total equity and liabilities			16,861,419		14,449,431

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

3

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the period	-	-	-	-	-	1,745,962	1,745,962	(433)	1,745,529
Currency translation adjustment	-	-	-	(98,380)	-	-	(98,380)	(616)	(98,996)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(471)	-	(471)	30	(441)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,021	-	1,021	(272)	749
From other comprehensive income of non-consolidated companies	-	-	-	1,173	(3,161)	-	(1,988)	-	(1,988)
Other comprehensive (loss) for the period	-	-	-	(168,459)	(2,611)	-	(171,070)	(858)	(171,928)
Total comprehensive income (loss) for the period	-	-	-	(168,459)	(2,611)	1,745,962	1,574,892	(1,291)	1,573,601
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(3,506)	(3,506)
Dividends paid	-	-	-	-	-	(330,584)	(330,584)	(10,432)	(341,016)
Balance at September 30, 2022	1,180,537	118,054	609,733	(1,219,592)	(338,811)	12,854,965	13,204,886	129,895	13,334,781

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	-	-	-	-	-	730,157	730,157	(12,975)	717,182
Currency translation adjustment	-	-	-	(58,507)	-	-	(58,507)	(205)	(58,712)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(807)	-	(807)	-	(807)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(1,043)	-	(1,043)	3,095	2,052
From other comprehensive income of non-consolidated companies	-	-	-	(6,486)	2,553	-	(3,933)	-	(3,933)
Other comprehensive (loss) income for the period	-	-	-	(64,993)	703	-	(64,290)	2,890	(61,400)
Total comprehensive income (loss) for the period	-	-	-	(64,993)	703	730,157	665,867	(10,085)	655,782
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	-	-	8,584	8,584
Dividends paid	-	-	-	-	-	(165,275)	(165,275)	(3,355)	(168,630)
Balance at September 30, 2021	1,180,537	118,054	609,733	(1,023,367)	(344,514)	11,223,037	11,763,480	178,729	11,942,209

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2022 and 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 16.

(4) Related to NKKTubes’ cease of operations. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(5) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Nine-month period ended September 30,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Income for the period		1,745,529	717,182
Adjustments for:
Depreciation and amortization	9, 10 & 11	428,588	442,561
Income tax accruals less payments		118,590	11,630
Equity in earnings of non-consolidated companies	15	(196,001)	(379,109)
Interest accruals less payments, net		5,152	(12,537)
Changes in provisions		9,269	14,216
Reclassification of currency translation adjustment reserve (*)	6	(71,252)	-
Changes in working capital		(1,408,341)	(672,712)
Currency translation adjustment and others		11,741	(48,186)
Net cash provided by operating activities		643,275	73,045

Cash flows from investing activities
Capital expenditures	9 & 10	(270,800)	(170,871)
Changes in advance to suppliers of property, plant and equipment		(5,793)	(4,420)
Acquisition of subsidiaries, net of cash acquired	20	(4,082)	-
Investment in companies under cost method		-	(692)
Proceeds from disposal of property, plant and equipment and intangible assets		46,768	14,355
Dividends received from non-consolidated companies	15	45,488	49,131
Changes in investments in securities		85,175	278,423
Net cash (used in) provided by investing activities		(103,244)	165,926

Cash flows from financing activities
Dividends paid	8	(330,584)	(165,275)
Dividends paid to non-controlling interest in subsidiaries		(10,432)	(3,355)
Changes in non-controlling interests		(3,506)	-
Payments of lease liabilities		(38,836)	(38,221)
Proceeds from borrowings		1,349,718	575,698
Repayments of borrowings		(793,587)	(674,325)
Net cash provided by (used in) financing activities		172,773	(305,478)

Increase (decrease) in cash and cash equivalents		712,804	(66,507)

Movement in cash and cash equivalents
At the beginning of the period		318,067	584,583
Effect of exchange rate changes		(40,068)	(4,411)
Increase (decrease) in cash and cash equivalents		712,804	(66,507)
At September 30,		990,803	513,665

	At September 30,
Cash and cash equivalents	2022	2021
Cash and bank deposits	994,854	513,781
Bank overdrafts	(4,051)	(116)
	990,803	513,665

(*) Related to NKKTubes’ cease of operations. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Category of financial instruments and classification within the fair value hierarchy
15	Investments in non-consolidated companies
16	Contingencies, commitments and restrictions to the distribution of profits
17	Cancellation of title deed in Saudi Steel Pipe Company
18	Foreign exchange control measures in Argentina
19	Related party transactions
20	Business Combinations
21	Agreement for acquisition of Benteler Steel & Tube Manufacturing Corporation
22	Nationalization of Venezuelan Subsidiaries
23	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations
24	Subsequent events

6

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 3, 2022.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2021. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill, long-lived assets and investments in associates; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

The Company is carefully assessing the potential impact of climate change and the energy transition on its business in terms of the risks to its markets and its physical assets and is adapting its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2021.

None of the accounting pronouncements applicable after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2022	Tubes	Other	Total
IFRS - Net Sales	7,667	475	8,142

Management view - operating income	1,618	50	1,668
Difference in cost of sales	201	13	214
Differences in depreciation and amortization	1	-	1
Differences in selling, general and administrative expenses	(5)	-	(5)
Differences in other operating income (expenses), net and others	72	-	72
IFRS - operating income	1,887	63	1,950
Financial income (expense), net			(42)
Income before equity in earnings of non-consolidated companies and income tax			1,908
Equity in earnings of non-consolidated companies			196
Income before income tax			2,104
Capital expenditures	269	2	271
Depreciation and amortization	414	15	429

Nine-month period ended September 30, 2021	Tubes	Other	Total
IFRS - Net Sales	4,084	380	4,464

Management view - operating income	15	49	64
Difference in cost of sales	357	18	375
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(3)	-	(3)
Differences in other operating income (expenses), net and others	(2)	-	(2)
IFRS - operating income	368	66	434
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			455
Equity in earnings of non-consolidated companies			379
Income before income tax			834
Capital expenditures	158	13	171
Depreciation and amortization	428	15	443

In the nine-month period ended September 30, 2022 and 2021, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $48.5 million and $25.4 million respectively.

There are no material differences between the IFRS and management views in total revenues and by reportable segments.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. Additionally, for the nine-month period ended September 30, 2022, operating income under the IFRS view includes the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Nine-month period ended September 30, 2022
Net sales	4,769,615	1,664,350	786,310	714,374	207,667	8,142,316
Capital expenditures	90,295	121,499	40,895	2,226	15,885	270,800
Depreciation and amortization	245,595	84,518	55,541	25,445	17,489	428,588

Nine-month period ended September 30, 2021
Net sales	2,211,704	901,515	533,895	641,632	175,297	4,464,043
Capital expenditures	72,298	48,846	30,570	5,918	13,239	170,871
Depreciation and amortization	222,688	96,614	69,822	30,592	22,845	442,561

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Colombia, Italy and Brazil.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the nine-month period ended September 30, 2022 and 2021, revenues related to governmental institutions represented approximately 21% and 24% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Nine-month period ended September 30,
Revenues Tubes	2022	2021
	(Unaudited)
Oil and Gas	6,521	3,349
Hydrocarbon Processing and Power Generation	542	309
Industrial and Other	604	426
Total	7,667	4,084

4	Cost of sales

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Inventories at the beginning of the period	2,672,593	1,636,673
Plus: Charges of the period
Raw materials, energy, consumables and other	4,167,217	2,738,616
Services and fees	215,932	147,781
Labor cost	840,899	590,970
Depreciation of property, plant and equipment	324,034	333,686
Amortization of intangible assets	8,525	5,699
Depreciation of right-of-use assets	26,704	26,389
Maintenance expenses	199,765	103,563
Allowance for obsolescence	9,304	19,822
Taxes	112,507	29,991
Other	125,425	67,379
	6,030,312	4,063,896
Less: Inventories at the end of the period including inventories transferred to assets held for sale (*)	(3,679,135)	(2,489,337)
	5,023,770	3,211,232

(*) As of September 30, 2021 the balances of Geneva Structural Tubes LLC were classified as held for sale following the sale agreement with MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan, for the sale of the Company’s 100% ownership interest.

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Services and fees	109,696	82,495
Labor cost	383,915	313,616
Depreciation of property, plant and equipment	15,893	16,942
Amortization of intangible assets	41,595	48,107
Depreciation of right-of-use assets	11,837	11,738
Commissions, freight and other selling expenses	466,087	289,387
Provisions for contingencies	11,716	23,235
Allowances for doubtful accounts	(627)	(3,085)
Taxes	81,125	54,096
Other	58,860	31,988
	1,180,097	868,519

9

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Other operating income (expense), net

		Nine-month period ended September 30,
		2022	2021
		(Unaudited)
(i)	Other operating income
	Net income from other sales	25,377	9,199
	Net rents	3,822	3,905
	Reclassification of currency translation adjustment reserve (*)	71,252	-
	Other (**)	-	41,388
		100,451	54,492
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	(8,993)	(5,022)
	Allowance for doubtful receivables	(977)	432
	Securities Exchange Commission investigation settlement (***)	(78,100)	-
	Other	(606)	-
		(88,676)	(4,590)
	Total	11,775	49,902

(*) As result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders has been reclassified with impact in the income statement. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(**) On 13 May 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of approximately $51 million tax credit in Brazilian subsidiaries, out of which $34 million were recognized in other operating income and $17 million in financial results. In addition the tax charge related to this gain amounted to approximately $18 million.

(***) For more information see note 16 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

7	Financial results

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
Interest Income	56,130	32,203
Net result on changes in FV of financial assets at FVTPL	(13,866)	-
Finance Income (*)	42,264	32,203
Finance Cost	(25,703)	(16,826)
Net foreign exchange transactions results	(5,322)	11,739
Foreign exchange derivatives contracts results (**)	(22,879)	(5,239)
Other (***)	(30,046)	(796)
Other Financial results	(58,247)	5,704
Net Financial results	(41,686)	21,081

(*) Finance Income:

The nine-month period ended September 2022 and 2021 includes $20 million and $2.2 million of interest related to instruments carried at FVTPL, respectively.

The nine-month period ended September 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

The nine-month period ended September 2021 also includes approximately $17 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6.

(**) Foreign exchange derivatives contracts results:

The nine-month period ended September 2022 includes mainly losses on derivatives covering net receivables in Brazilian real, together with losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering trade receivables in Canadian dollar.

The nine-month period ended September 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen and Euro, partially offset by gains on derivatives covering net receivables in Brazilian real.

(***) Others:

The nine-month period ended September 2022 includes a loss of $29.8 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from an Argentinian subsidiary to its shareholders. For more information see note 18.

10

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Dividend distribution

On May 3, 2022, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS). The amount approved included the interim dividend previously paid in November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021, for an amount of approximately $165 million. In the aggregate, the interim dividend paid in November 2020 and the balance paid in May 2021 amounted to approximately $248 million.

9	Property, plant and equipment, net

	2022	2021
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	5,824,801	6,193,181
Currency translation adjustment	(62,634)	(33,837)
Increase due to business combinations (*)	187	-
Additions	246,541	152,861
Disposals / Consumptions	(31,021)	(21,175)
Transfers / Reclassifications	2,382	1,287
Transferred to assets held for sale	-	(3,979)
Depreciation charge	(339,927)	(350,628)
At September 30,	5,640,329	5,937,710

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 20.

See note 17 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79%.

10	Intangible assets, net

	2022	2021
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,372,176	1,429,056
Currency translation adjustment	(24)	(1,362)
Increase due to business combinations (*)	4,018	-
Additions	24,259	18,010
Disposals / Consumptions	(35)	(1,283)
Transfers / Reclassifications	(2,382)	(5,817)
Amortization charge	(50,120)	(53,806)
At September 30,	1,347,892	1,384,798

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 20.

11	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2022	2021
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	108,738	241,953
Currency translation adjustment	(950)	(637)
Additions	46,398	18,033
Disposals / Consumptions	(3,303)	(6,045)
Depreciation charge	(38,541)	(38,127)
At September 30,	112,342	215,177

11

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Right-of-use assets, net by underlying category

	At September 30,	At December 31,
	2022	2021
	(Unaudited)
Land and Civil Buildings	22,835	22,077
Industrial Buildings, Plant and Production Equipment	74,923	77,089
Vehicles, furniture and fixtures	13,549	9,572
Others	1,035	-
	112,342	108,738

Depreciation of right-of-use assets was mainly included in Tubes segment.

Lease liabilities evolution

	2022	2021
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	117,285	257,343
Translation differences	(3,812)	(10,796)
Additions	46,382	17,997
Cancellations	(4,563)	(6,805)
Repayments of lease liabilities including interests	(41,727)	(40,206)
Interest accrued	2,484	2,586
At September 30,	116,049	220,119

As of September 30, 2022, the amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 27%, 45% and 28% of the total remaining payments, respectively.

As of September 30, 2021, the amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 18%, 41% and 41% of the total remaining payments, respectively.

12	Cash and cash equivalents and other investments

	At September 30,	At December 31,
	2022	2021
Cash and cash equivalents	(Unaudited)
Cash at banks	174,990	167,455
Liquidity funds	234,767	105,697
Short – term investments	585,097	44,975
	994,854	318,127

Other investments - current
Bonds and other fixed income	261,926	158,107
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	172,640	239,742
	434,566	397,849
Other investments - non-current
Bonds and other fixed income	144,222	312,619
Others	6,267	7,635
	150,489	320,254

13	Derivative financial instruments

	At September 30,	At December 31,
	2022	2021
	(Unaudited)
Derivatives hedging borrowings and investments	2,025	2,472
Other derivatives	44,153	8,843
Contracts with positive fair values	46,178	11,315

Derivatives hedging borrowings and investments	741	147
Other derivatives	11,037	11,181
Contracts with negative fair values	11,778	11,328

12

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

14	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2022 and December 31, 2021.

		Measurement Categories		At Fair Value
September 30, 2022	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	994,854	760,087	234,767	234,767	-	-
Other investments	434,566	172,640	261,926	261,926	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	172,640	172,640	-	-	-	-
Non - U.S. Sovereign Bills	45,700	45,700	-	-	-	-
Certificates of Deposits	31,212	31,212	-	-	-	-
Other notes	95,728	95,728	-	-	-	-
Bonds and other fixed income	261,926	-	261,926	261,926	-	-
Non - U.S. government securities	147,866	-	147,866	147,866	-	-
Corporates securities	114,060	-	114,060	114,060	-	-
Derivative financial instruments	46,178	-	46,178	-	46,178	-
Other Investments Non-current	150,489	-	150,489	144,222	-	6,267
Bonds and other fixed income	144,222	-	144,222	144,222	-	-
Other investments	6,267	-	6,267	-	-	6,267
Trade receivables	2,013,660	2,013,660	-	-	-	-
Receivables C and NC (*)	428,599	90,927	48,659	-	-	48,659
Other receivables	139,586	90,927	48,659	-	-	48,659
Other receivables (non-financial)	289,013	-	-	-	-	-
Total		3,037,314	742,019	640,915	46,178	54,926
Liabilities
Borrowings C and NC	875,126	875,126	-	-	-	-
Trade payables	1,011,037	1,011,037	-	-	-	-
Lease Liabilities C and NC	116,049	116,049	-	-	-	-
Derivative financial instruments	11,778	-	11,778	-	11,778	-
Total		2,002,212	11,778	-	11,778	-

		Measurement Categories		At Fair Value
December 31, 2021	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742	-	-	-	-
Certificates of deposits	94,414	94,414	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-
Other notes	115,266	115,266	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	158,107	-	-
Non - U.S. government securities	10,660	-	10,660	10,660	-	-
Corporates securities	147,447	-	147,447	147,447	-	-
Derivative financial instruments	11,315	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	320,254	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	312,619	-	-
Other investments	7,635	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-
Total		1,836,464	644,032	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-
Lease Liabilities C and NC	117,285	117,285	-	-	-	-
Derivative financial instruments	11,328	-	11,328	-	11,328	-
Total		1,293,474	11,328	-	11,328	-

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 22.

There were no transfers between Levels during the period.

13

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 22.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 98.6% of its carrying amount including interests accrued as of September 30, 2022 as compared with 99.6% as of December 31, 2021. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

	Nine-month period ended September 30,
	2022	2021
	(Unaudited)
At the beginning of the period	1,383,774	957,352
Translation differences	1,173	(6,486)
Equity in earnings of non-consolidated companies	230,042	379,109
Impairment loss in non-consolidated companies (*)	(34,041)	-
Dividends and distributions received (**)	(41,348)	(55,469)
(Decrease) /increase in equity reserves and others	(3,161)	2,553
At the end of the period	1,536,439	1,277,059

(*) Includes an impairment of $19.1 million related to the investment in Usiminas and $14.9 million related to the joint venture with PAO Severstal (“Severstal”). For more information see note 23.

(**) Related to Ternium and Usiminas. During 2022 and 2021 $45.5 million and $49.1 million respectively were collected.

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

14

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of September 30, 2022, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $27.39 per ADS, giving Tenaris’s ownership stake a market value of approximately $629 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Financial Statements, was approximately $1,370 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2022, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of September 30, 2022, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL8.20 ($1.52) and BRL7.52 ($1.39), respectively, giving Tenaris’s ownership stake a market value of approximately $57.1 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $104.8 million, net of impairment charges of $19.1 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2022, the Company conducted an impairment test and - mainly due to the lower expectations of steel demand and market steel prices, together with a worsened global macroeconomic situation that derived in the increase in discount rates - wrote down its investment in Usiminas by $19.1 million. The value-in-use was used to determine the recoverable value. Value-in-use was calculated discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rate used for such test was 13.5% and is based on the respective weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost. The main factors that could result in additional impairment charges in future periods would be an increase of the discount rate, or a deterioration of the macroeconomic situation, steel demand and prices. Management has considered and assessed reasonably possible changes in the key assumptions and have not identified any instances that could give rise to an additional material impairment charge over its investment in Usiminas.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of September 30, 2022, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Investments S.L. (Unipersonal) (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of September 30, 2022, the carrying value of Tenaris’s ownership stake in Techgen was approximately $37.2 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of September 30, 2022, Tenaris’s exposure under these agreements amounted to $43.3 million, $0.9 million and $17.3 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of September 30, 2022, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

15

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of September 30, 2022, amounted to $10.3 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of September 30, 2022, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.9 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of September 30, 2022, SSPC had issued guarantees for an aggregate amount of up to $84 million.

16	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

16

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. Decisions at the Superior Court of Justice are taken by simple majority. On October 4, 2022, a 5-judge panel of the Superior Court of Justice began its process for rendering a decision on the merits of the case. The reporting judge of the panel voted in favor of granting CSN’s appeal and ordering the defendants to pay damages to CSN; however, the voting on the case was subsequently adjourned to a future session to be determined by the panel. It is not yet known when the new session will take place or whether all the remaining four judges in the panel will express their votes at that session or seek further adjournments. At this time, the Company cannot predict how each of the other four judges will vote on the matter.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL90.9 million (approximately $16.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL77.9 million (approximately $14.4 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal and the parties are currently waiting for the re-allocation of the case to another court. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

The Company is aware that Brazilian, Italian and Swiss authorities investigated whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab.

17

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Upon learning of the investigation, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of September 30, 2022, the aggregate amount of these claims was estimated at BRL284 million (or approximately $52.5 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

▪	Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

18

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL58.6 million (approximately $10.8 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. Global Tubing’s antitrust claim was dismissed by the principal judge in the case on October 7, 2022, and the judge is now expected to decide whether the patents are enforceable against Global Tubing. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place between April and May of 2023. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

▪	U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. Subsequently, the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia, and final affirmative countervailing duty determinations with respect to imports from Russia and from some Korean exporters. On October 27, 2022, the ITC determined that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its production costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased. Agency determinations are appealable before the Court of International Trade.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2022, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $40.6 million.

19

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of September 30, 2022, the estimated aggregate contract amount calculated at current prices, is approximately $120 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. For further information, see note 26 to the Company’s Consolidated Financial Statements for the year ended December 31, 2021.

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH from which it committed to purchase carbon steel for a total amount of approximately $88.5 million to use for manufacturing pipes related to the NFXP-QatarGas project.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of September 30, 2022, the remaining amount related to this commitment was $59.5 million.

▪	Certain subsidiaries of the Company entered into a one-year contract, renewable for one additional year, with Ternium USA, Inc., under which they are committed to purchase on a monthly basis specified minimum volumes of steel coils. The contract is effective since March 2022, with deliveries beginning in July 2022 until June 2023. As of September 30, 2022, the aggregate commitment totaled approximately $14.8 million.

▪	Certain subsidiaries of the Company entered into a contract with Usiminas from which they committed to purchase steel coils for a total amount of approximately $312.9 million to use for manufacturing welded pipes for the construction of the Presidente Nestor Kirchner Gas Pipeline (“GPNK”) in Argentina.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 15 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 15 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.6 billion as of September 30, 2022.

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of September 30, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

20

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

17	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

18	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time, including in recent weeks. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval. Effective October 17, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms. This new regulation is scheduled to replace previous rules by November 1, 2022.

▪	Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousands. Earlier this year, the Argentine government imposed additional limits to the amount of import payments that could be made by any single company per month or per year; companies that exceed such limits were required to obtain import financing of at least 180 days from the date of nationalization of the goods, except to the extent the goods qualify under a very limited number of exceptions, such as the import of capital goods and certain raw materials. Effective October 17, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. The exceptions for the import of capital goods and certain raw materials, including many of those used by the Company’s Argentine subsidiaries, will continue to exist under the SIRA system.

▪	Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.

21

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2023, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s financial position in Argentine peso as of September 30, 2022, amounted to a net short exposure of approximately $126 million. As of September 30, 2022, the total net equity of Argentine subsidiaries represented approximately 10% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the nine-month period ended on September 30, 2022, amounted approximately to 18.7% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of September 30, 2022, have been valued at the prevailing official exchange rates.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. If restrictions to access the official foreign exchange market continue to be maintained, or are further tightened, our Argentine subsidiaries could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect their operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect their results of operations).

On August 19, 2022, the Board of Directors of Siderca S.A.I.C., an Argentine subsidiary of the Company, approved the distribution of a dividend in kind of approximately ARS 7,394 million paid in Argentine sovereign bonds, which in the Argentine market had a valuation of approximately $54.4 million. Considering that, as a result of the foreign exchange restrictions described above, the value of such bonds in the international market was approximately $24.6 million, the Company recorded a loss of approximately $29.8 million in Other Financial Results.

19	Related party transactions

As of September 30, 2022:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

22

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Nine-month period ended September 30,
		2022	2021
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	82,572	52,171
	Sales of goods to other related parties	111,056	44,841
	Sales of services to non-consolidated parties	3,565	3,032
	Sales of services to other related parties	80,337	30,889
		277,530	130,933
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	381,941	222,452
	Purchases of goods to other related parties	35,946	22,599
	Purchases of services to non-consolidated parties	10,797	6,617
	Purchases of services to other related parties	27,251	10,093
		455,935	261,761

		At September 30,	At December 31,
		2022	2021
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	64,055	66,896
	Receivables from other related parties	60,445	33,122
	Payables to non-consolidated parties	(73,735)	(45,092)
	Payables to other related parties	(9,222)	(2,125)
		41,543	52,801
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,574)	(1,936)
	Finance lease liabilities from other related parties	(469)	(624)
		(2,043)	(2,560)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d) and note 16 (ii). No other material guarantees were issued in favor of other related parties.

20	Business Combinations

In connection with the construction of a wind farm in Argentina, in April 2022, Tenaris acquired 100% of the shares of Parques Eólicos de la Buena Ventura S.A. for a price of $4.1 million, which was fully paid. The fair value of the acquired assets and liabilities amounted to $4.1 million, the same value of the consideration paid. Accordingly, no goodwill was recognized.

If the acquisition had occurred on January 1, 2022, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

21	Agreement for acquisition of Benteler Steel & Tube Manufacturing Corporation

On July 7, 2022, the Company entered into a definitive agreement to acquire from Benteler North America Corporation, a Benteler Group company, 100% of the shares of Benteler Steel & Tube Manufacturing Corporation for an aggregate price of $460 million, on a cash-free, debt-free basis. The acquisition will include approximately $52 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, consent by Louisiana Economic Development and other local entities, and other customary conditions.

Benteler Steel & Tube Manufacturing Corporation is a U.S. producer of seamless steel pipe, with an annual pipe rolling capacity of up to 400,000 metric tons at its production facility located in Shreveport, Louisiana.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

22	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of September 30, 2022, post-award interest calculated at the award rate amounted to approximately $138.1 million and, accordingly, the total amount owed by Venezuela under the award as of September 30, 2022, was $311.1 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of September 30, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.8 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of September 30, 2022, was $257.2 million.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of September 30, 2022, post-award interest calculated at the award rate amounted to approximately $80.3 million and, accordingly, the total amount owed by Venezuela under the award as of September 30, 2022, was $296.6 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate. As of September 30, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.2 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of September 30, 2022, was $280.9 million.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

For further information on these cases, see note 34 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

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Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian government retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad.

Tenaris has so far found alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia but may still be faced with supply delays or forced to pay higher prices to secure the raw materials, in particular energy, required for its steelmaking operations. Although it is hard to predict how energy and commodity prices will continue to behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in Tenaris’s steelmaking operations would result in higher production costs and potential plant stoppages, affecting its profitability and results of operations.

Tenaris’s sales to Russian customers were not material in the nine-month period ended September 30, 2022. All sales to Russian customers and all purchases from Russian suppliers were made in compliance with applicable regulations. There are no significant exposures or credit loss effects related to Russian counterparties, and the conflict has not created any uncertainty on the value of financial instruments. The currently ongoing events have not changed significant judgements taken into consideration when performing impairments tests, nor have they raised going concern risks. In addition, Tenaris is assessing the closure of its representative office in Moscow, which is currently not operative.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, in March 2022, Tenaris recorded an impairment in the amount of approximately $14.9 million in connection with its investment in a joint venture in Russia with Severstal.

24	Subsequent events

Dividend distribution

On November 3, 2022, the Company’s Board of Directors approved the payment of an interim dividend of $0.17 per share ($0.34 per ADS), or approximately $201 million, payable on November 23, 2022, with an ex-dividend date of November 21, 2022.

Alicia Móndolo

Chief Financial Officer

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